UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated 9 May 2019

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Scorpius 30, 2132 LR Hoofddorp, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report contains Interxion Holding N.V.’s (1) first quarter 2019 earnings press release and (2) presentation materials to be used during a conference call with investors on 9 May 2019.

Exhibit

99.1	The press release “Interxion Reports First Quarter 2019 Results”, dated 9 May 2019.

99.2	Presentation materials to be used during a conference call with investors on 9 May 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: 9 May 2019